EXHIBIT 99.5

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of Lightspeed Commerce Inc. (the "Company") on Form 40-F for the year ended March 31, 2022, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jean Paul Chauvet, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:
(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 19, 2022

/s/ Jean Paul Chauvet
Jean Paul Chauvet
Chief Executive Officer

This certification accompanies the Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed "filed" by the Company for purposes of §18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section.

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Lightspeed Commerce Inc. (the "Company") on Form 40-F for the year ended March 31, 2022, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Brandon Nussey, Chief Financial and Operations Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:
(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 19, 2022

/s/ Brandon Nussey
Brandon Nussey
Chief Financial and Operations Officer

This certification accompanies the Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed "filed" by the Company for purposes of §18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section.